UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALST Casino Holdco, LLC

(Name of Issuer)

Common Units

(Title of Class of Securities)

N/A

(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701

(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

April 20, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. North LV HoldCo LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 136,807 Common Units
9 Sole Dispositive Power 0
10 Shared Dispositive Power 136,807 Common Units
11	Aggregate Amount Beneficially Owned by Each Reporting Person 136,807 Common Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.7%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Standard General Gaming LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 136,807 Common Units
9 Sole Dispositive Power 0
10 Shared Dispositive Power 136,807 Common Units
11	Aggregate Amount Beneficially Owned by Each Reporting Person 136,807 Common Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.7%
14	Type of Reporting Person (See Instructions) OO (limited liability company)

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 136,807 Common Units
9 Sole Dispositive Power 0
10 Shared Dispositive Power 136,807 Common Units
11	Aggregate Amount Beneficially Owned by Each Reporting Person 136,807 Common Units
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 31.7%
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.         Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Common Units (the “Common Units”), of ALST Casino Holdco, LLC, a Delaware limited liability company (the “Company”).  The address of the principal executive offices of the Company is 7300 Aliante Parkway, North Las Vegas, NV 89084.  This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D (the “Original Schedule 13D”) which was originally filed on May 29, 2014.  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Original Schedule 13D.

This Amendment is being filed to amend and supplement Items 4 of the Original Schedule 13D as set forth below.

Item 4.         Purpose of Transaction

As reported in a Current Report on Form 8-K filed by the Company on April 26, 2016 (the “8-K”), the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Boyd Gaming Corporation and Boyd TCII Acquisition, LLC on April 21, 2016.

As of April 20, 2016, holders of more than two-thirds (2/3) of the issued and outstanding Common Units, including the Reporting Persons, executed written consents approving and adopting the Merger Agreement and the transactions contemplated thereby.  The Reporting Persons currently hold securities of the Company with the intent of receiving the consideration to be distributed pursuant to the terms of the Merger Agreement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                April 28, 2016
NORTH LV HOLDCO LLC

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Manager

STANDARD GENERAL GAMING LLC

By: /s/ Soohyung Kim
Name: Soohyung Kim
Title: Manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim